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                              March 24, 2022

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803 Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 15,
2022
                                                            File No. 333-262838

       Dear Mr. Dahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Exclusive Forum, page 93

   1. We note that your Amended and Restated Articles of Association to be in effect upon the consummation of your
offering provide that the federal district courts of the United States shall be the sole and
exclusive forum for any claim asserting a cause of action arising under the Securities
Act. In light of the concurrent jurisdiction created by the Securities
                                                        Act, please revise to
also state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. Additionally, please revise to include a risk factor
addressing the risks to shareholders of this exclusive forum provision, such as increased costs
to bring a claim and that these provisions can discourage claims or limit investors
ability to bring a claim in a judicial forum that they find favorable.
 Asher Dahan
Wearable Devices Ltd.
March 24, 2022
Page 2
Taxation, page 94

2. Please advise whether you intend to provide an opinion on the material foreign tax consequences. For guidance, consider Section III and footnote 40 of Staff Legal Bulletin
      No. 19 (October 14, 2011).
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,
FirstName LastNameAsher Dahan
                                                           Division of
Corporation Finance
Comapany NameWearable Devices Ltd.
                                                           Office of Technology
March 24, 2022 Page 2
cc:       Oded Har-Even
FirstName LastName